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August 30, 2005



Ms. Mellissa Duru
Securities and Exchange Commission
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:  Genesis Energy, L.P.
     Quarterly Reports on Form 10-Q for the three month periods ended March 31, 2005 and June 30, 2005

Dear Ms. Duru:

The purpose of this correspondence is to clarify statements made in our Quarterly Reports on Form 10-Q for the three month periods ended March 31, 2005 and June 30, 2005 pursuant to Item 308 of Regulation S-K.

There have been no changes in our internal controls over financial reporting during the three month periods ended March 31, 2005 and June 30, 2005, that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

If you have any questions, or require any additional information, please do not hesitate to call J. Vincent Kendrick at (713) 220-5839.

Sincerely,

/s/ Ross A. Benavides

Ross A. Benavides
Chief Financial Officer
Genesis Energy, L.P.